09055910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEQUOIA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3301 CHIMNEY LANE , N.E
(No. and Street)

ROSWELL (City) GA (State) 30075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. CALAMUNCI (732)-536-4646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, STE J, MARLTON NJ 08053
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

kg 3/11

SD 3/24/09

OATH OR AFFIRMATION

I, DAVID ELGART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUOIA INVESTMENTS, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public, Gwinnett County, Georgia
My Commission Expires July 27, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton NJ, 08053
(856) 346-2828 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Sequoia Investments, Inc.
Roswell, Georgia

We have audited the accompanying statement of financial condition of Sequoia Investments, Inc. as of December 31, 2008 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Investments, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for the purposes of additional analyses and are not a required part of the basic financial statements, but are supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, NJ

February 26, 2009

SEQUOIA INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS	
Cash	$ 1,001
Deposit with broker	122,776
Securities owned, at market	45,091
Receivable - underwriting	90,000
Other assets	20,474
TOTAL ASSETS	$ 279,342

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and acrrued expenses	$ 4,730
Due to broker	61,138
Total liabilities	65,868
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value - 100,000 shares authorized; 2,400 shares issued and outstanding	24,000
Additional paid-in capital	642,084
Accumulated deficit	(452,610)
Total stockholder's equity	213,474
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 279,342

The accompanying notes are an integral part of these financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	
Capital gains on sale of securities	$ 326,649
Unrealized gains on securities	113,846
Interest income and commissions	135,267
TOTAL REVENUES	575,762
EXPENSES	
Compensation	241,500
Clearing and related costs	43,359
Professional fees	27,287
Rent	3,080
Other	44,594
Capital losses on sale of securities	3,847
Unrealized losses on securities	136,948
TOTAL EXPENSES	500,615
LOSS BEFORE PROVISION FOR INCOME TAXES	75,147
Provision for income taxes	-
NET INCOME	$ 75,147

The accompanying notes are an integral part of these financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2008,	2,400	$ 24,000	$ 636,084	$ (527,757)	$ 132,327
Contributions from stockholder	-	-	6,000	-	6,000
Net income	-	-	-	75,147	75,147
Balances, December 31, 2008	$ 2,400	$ 24,000	$ 642,084	$ (452,610)	$ 213,474

The accompanying notes are an integral part of these financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 75,147
Adjustments to reconcile net income to net cash used in operating activities:	
Realized gains on sale of securities	(326,649)
Unrealized gains on securities	(113,846)
Realized losses on sale of securities	3,847
Unrealized loss on securities	136,948
Changes in assets and liabilities:	
(Increase) in deposit	(122,776)
Decrease in investments	383,092
Decrease in commissions receivables	13,400
(Increase) in receivable - underwriting	(90,000)
(Increase) in due from related parties	(20,363)
(Decrease) in accounts payable and accrued expenses	(4,937)
Increase in due to broker	61,138
Total adjustments	(80,146)
Net cash used in operating activities	(4,999)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	6,000
Net cash provided by financing activities	6,000
DECREASE IN CASH AND CASH EQUIVALENTS	1,001
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,001
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:	
Cash paid for the year	
Income Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Sequoia Investments, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $250,000.

TRADING SECURITIES

Security positions resulting from proprietary trading are reported at current market and fair values and unrealized gains or losses resulting from making these to the market or fair value are included in profit or loss.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company has regulatory net capital of approximately $96,813 and a minimum regulatory net capital requirement of $50,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the Customer Protection Rule.

NOTE 4. COMMITMENTS

Customer Transactions

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 5. MARKETABLE SECURITIES

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2008, marketable securities were comprised of the following:

	Market Value	Percent of Total
State and municipal obligations	$ 45,091	100%

NOTE 6. DEPOSIT WITH BROKER

The Company has a deposit with its clearing organization in the amount of $122,776. The minimum deposit requires is $100,000.

NOTE 7. DUE TO BROKER

The Due to Broker amounts are comprised of amounts the Company owes to its clearing broker dealer for transactions previously consummated. The amount due as of December 31, 2008 was $61,138.

NOTE 8. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS 157 defines fair value, provides a consistent framework for measuring fair value under Generally Accepted Accounting Principles and expands fair value financial statement disclosure requirements. SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions.

SFAS 157 classifies these inputs into the following hierarchy:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Inputs with primarily unobservable value drivers.

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

Assets	Level 1	Level 2	Level 3	Total
Securities owned, at market	$ -	$ 45,091	$ -	$ 45,091
Total Assets	$ -	$ 45,091	$ -	$ 45,091
Liabilities	$ -	$ -	$ -	$ -
Total liabilities	$ -	$ -	$ -	$ -

NOTE 9. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting will either be taxable or deductible when the assets or liabilities are recovered or settled. The difference between the basis of assets and liabilities for financial and income tax reporting are not material; therefore, the provision for income taxes from operations consist of income taxes currently payable.

There was no provision for income tax for the year ended December 31, 2008.

At December 31, 2008, the Company had an accumulated deficit of $452,610 and available to offset future taxable income through 2028.

	December 31, 2008
Deferred tax assets	$ 144,414
Less: valuation	(144,414)
Net deferred tax asset	$ -

SUPPLEMENTAL INFORMATION

SEQUOIA INVESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$ 213,474
Less: Non-allowable assets	
Receivable - underwriting	90,000
Other assets	20,474
Total: Non-allowable assets	110,474
Tentative net capital	$ 103,000
Haircut valuations and undue concentration	6,187
NET CAPITAL	$ 96,813
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $4,730 pursuant to Rule 15c3-1	$ 316
Minimum dollar per capital requirements of reporting broker/dealer	$ 50,000
Minimum net capital requirements of reporting broker/dealer	$ 50,000
EXCESS NET CAPITAL	$ 46,813
Computation of Aggregate Indebtedness	
Accounts payable	$ 4,730
Percentage of aggregate indebtedness to net capital	4.89%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SEQUOIA INVESTMENTS, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a -5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company had no liability subordinated to claims of general creditors as of January 1, 2008. In addition there were none in existence during the year ended December 31, 2008 and accordingly there are no changes to report.

SEQUOI INVESTMENTS, L.L.C.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton NJ, 08053
(856) 346-2828 Fax (856) 396-0022

REPORT ON INTERNAL CONTROL

To the Stockholder of
Sequoia Investments, Inc.
Roswell, Georgia

In planning and performing our audit of the financial statements of Sequoia Investments, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 26, 2009

SEQUOIA INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

SEQUOIA INVESTMENTS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

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